Exhibit 99.1

Corporate Communications

CNH Industrial to announce 2014 Full Year and Fourth Quarter results on January 29

Basildon, January 21, 2015

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the full year and fourth quarter of 2014 will be released on Thursday, January 29.

A live audio webcast of the 2014 full year and Q4 conference call will begin at 5:00 p.m. CET / 4:00 p.m. GMT / 11:00 a.m. EST on Thursday, January 29.

Details for accessing this presentation are available at the following address: http://bit.ly/15cVS6y. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.cnhindustrial.com) until February 12, 2015.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V.

Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD

United Kingdom